FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Email: info@LBIX.com; or
rmcrae@lbix.com

Leading Brands Receives Nasdaq Notice of Non-compliance;
Will Submit Compliance Plan & Request Extension

VANCOUVER, British Columbia, Jan. 24, 2018 (GLOBE NEWSWIRE) -- Leading Brands, Inc. (LBIX) (the “Company”) today announced that on January 23, 2018, the Company received notice from the Nasdaq Listing Qualifications Staff (the “Staff”) indicating that, based upon the Company’s non-compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market (the “Rule”) as of November 30, 2017, the Company has been granted a 45-day period, through March 9, 2018, to submit its plan to regain compliance with the Rule. The Company intends to timely submit its compliance plan for the Staff’s review, which, if accepted by the Staff, could result in a maximum 180-day extension, through July 23, 2018, to evidence compliance with the Rule. The notice has no present impact on the listing of the Company’s securities on Nasdaq.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

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